Exhibit 99.1

Scinai Publishes Financial Results and Provides Business Update; Shareholders’ Equity up from negative $7.3 million as of June 30, 2024, to positive $10 million

JERUSALEM, November 22, 2024 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (“Scinai”, or the “Company”), a biopharmaceutical company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today published its financial results for the nine months ended September 30, 2024 and provided a business update.

Business Update & Recent Highlights

Conversion of EIB Loan into Equity bringing shareholders’ equity to $10 million

On August 21, 2024, the Company announced that it had closed a Loan Restructuring Agreement, which included an amendment and restatement to the amended Finance Contract with the European Investment Bank (the “EIB”). In connection with the transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $28.1 million as of November 21, 2024), including interest accrued through the closing date, owed by the Company to the EIB under the amended Finance Contract between the parties was converted into 1,000 preferred shares, no par value per share, of the Company (the “Preferred Shares”) convertible into a fixed number of ADSs, calculated at the closing date to represent 19.5% of the then fully diluted outstanding capital stock of the Company (364 thousand ADSs). The Preferred Shares do not contain any anti-dilution provisions, do not accrue dividends, and are not subject to mandatory redemption, but are redeemable at the election of the Company at a cumulative redemption value of $34 million. Under the terms of the agreement, EIB may not convert its Preferred Shares into ADSs for a period of twelve (12) months from the date of issuance of the Preferred Shares. In addition, EIB may not convert its Preferred Shares into ADSs if at the time of conversion, the aggregate number of ADSs EIB will receive or would have been entitled to receive within the twelve months prior to such conversion would exceed 4.99% of the ADSs issued and outstanding at the time of such conversion.

Following the conversion, the total outstanding amount owed by the Company to the EIB was reduced to EUR 250,000 (equal to approximately $264,000 as of November 21st, 2024). This remaining outstanding amount has a maturity date of December 31, 2031, is not prepayable in advance, and no interest accrues or is due and payable on such amount.

On August 29, 2024, the Company announced that on August 27, 2024, it had received formal notification from the Listing Qualification Department of the Nasdaq Stock Market that the Company had regained compliance with Nasdaq Listing Rule 5550(b)(1) (the “Rule”) that requires listed companies to maintain stockholders’ equity of at least $2.5 million. Regaining compliance with the Rule was facilitated by the closing of the Loan Restructuring Agreement with the EIB and the concomitant conversion of the EIB loan as described above.

CDMO business unit

Since Jan 2024, the Company has received CDMO work orders valued at approximately $600K, and the Company is in advanced contract discussions with several other potential clients. The Company’s sales guidance for 2024 is at $600,000 in expected revenues. The Company has also received $575,000 in grants from the Israeli Innovation Authority in support of its CDMO business unit creation. The Company applied for a grant extension that, if granted, would provide reimbursement for 66% of approved CDMO costs covering up to NIS 1.5 million (approximately $400,000 as of November 21, 2024) of costs. As the Company’s CDMO unit is new, and the Company is focused on rapidly growing, acquiring new clients and building its reputation and brand awareness of its CDMO services, the Company expects revenues from the CDMO business to increase materially in the coming years. This is also coupled with growing demand for boutique CDMO services from early-stage biotech companies looking for fast project onset at competitive pricing without compromising on meeting the most stringent scientific and quality standards.

In addition, in 2024 the Company has been pursuing extensive targeted marketing activities, including online advertisements, direct outreach campaigns and participation in major pharmaceutical conferences, such as BIO Europe Spring in Barcelona (March 2024), the BioMed Israel conference in Tel Aviv, Israel (May 2024), and Bio Europe in Stockholm Sweden (November 2024) at which the Company marketed its CDMO services and met with prospective clients for its CDMO business unit, potential partners for its R&D pipeline and potential investors.

The Company’s CDMO unit is currently focused both on executing drug development projects for its clients and on validating its processes and facilities as required by cGMP standards.

R&D business unit - Pipeline Development

On June 4, 2024, the Company met for a scientific advisory meeting with the Paul Erlich Institute (the PEI) of Germany, the scientific advice of which is considered acceptable guidance for IMPD filing with the European Medicines Agency (EMA) and is also considered the European comparable to a pre-IND meeting with the FDA in the U.S.  Consequently, on July 23, 2024, the Company announced the receipt of positive regulatory feedback from the PEI for its drug development program towards Phase 1/2a clinical trial of its anti-IL-17A/F nanoAb (SCN-1) in Plaque Psoriasis. The Phase 1/2a study is expected to include approximately 24 plaque psoriasis patients and is expected to commence in the second half of 2025 with readout in 2026.

On July 15, 2024, the Company announced promising results from its pre-clinical, in-vivo proof of concept study in plaque psoriasis, conducted by the team of Prof. Amos Gilhar at the internationally renowned Skin Research Laboratory at the Technion, Israel Institute of Technology, Haifa. The statistical analysis of psoriasis markers measured in the study confirmed that the effect of Scinai’s nanoAb was similar to that of the two comparator drugs. This supports the hypothesis that intralesional injection of a nanoAb blocking the IL-17 cytokine can positively impact the inflammatory cytokine cascade, leading to a reduction in psoriatic lesion severity and improvement in skin integrity. By delivering a biological treatment directly into psoriatic lesions, the Company aims to improve disease management for patients suffering from mild to moderate plaque psoriasis and those with psoriatic lesions in hard-to-treat areas (such as the scalp, genitals, palms of hands, and soles of feet). This approach offers the high potency and specificity advantages of biologic drugs while providing a safer and more convenient treatment option compared to existing therapies for this patient category. On September 26, 2024, the Company filed with the Securities and Exchange Commission a Current Report on Form 6-K disclosing that it had entered into a license agreement with an unaffiliated U.S. private company (“Licensee”), pursuant to which Scinai has granted Licensee exclusive global rights to certain patents and know-how under Scinai’s agreement with the Max Planck Society and the University Medical Center Göttingen for the development and commercialization of licensed products in exchange for an up-front license fee payable by the Licensee’s completion of specified pre-clinical work, as well as other contingent development milestone payments across several indications and royalties on net sales of licensed products.

Additional nanoAbs for treatment of additional autoimmune diseases, such as asthma, atopic dermatitis and wet AMD, have been discovered and characterized at the Max Planck Institute in Gottingen and the University Medical Center Göttingen, both in Germany as part of their research collaboration agreement with Scinai. Scinai holds exclusive options for exclusive, world-wide licenses to develop and commercialize these nanoAbs at pre-agreed financial terms.

The Company is pursuing strategic partnerships and sublicensing options for its anti-IL-17 nanoAb for the treatment of plaque psoriasis and other potential indications and also is looking for partners to co-develop or sub license the additional nanoAbs that have been discovered and characterized. Parties interested in discussing partnering opportunities should contact the company at BD@scinai.com

Nine (9) Months of 2024 Financial Summary

●	Revenues for the nine months ended September 30, 2024, amounted to $452 thousands, compared to no revenues for the period of nine months ended September 30, 2023. The increase is due to the CDMO starting to generate revenues for the first time in 2024.

●	R&D expenses for the nine months ended September 30, 2024, amounted to $4,195 thousands compared to $4,583 thousands for the nine months ended September 30, 2023. The decrease was not material and primarily reflects minor fluctuations in R&D activities during the period.

●	Marketing, general and administrative expenses for the nine months ended September 30, 2024, amounted to $1,767 thousands compared to $3,300 thousands for the nine months ended September 30, 2023. The decrease was primarily due to salaries and service providers decrease.

●	Financial income, net for the nine months ended September 30, 2024, amounted to $13,374 thousands compared to $3,713 thousands for the nine months ended September 30, 2023. The increase was primarily due to $14,759 financial income from loan conversion to equity.

●	Net Gain for the nine months ended September 30, 2024, was $7,026 thousands compared to net loss of $4,170 thousands for the nine months ended September 30, 2023. The increase was primarily due to $14,759 financial income from loan conversion.

As of September 30, 2024, Scinai had cash and cash equivalents and short-term deposits of $1,169 thousands compared to $5,010 thousands as of September 30, 2023.

SCINAI IMMUNOTHERAPEUTICS LTD.

(Formerly known as BiondVax Pharmaceuticals Ltd.)

CONDENSED FINANCIAL STATEMENTS

September 30, 2024

Unaudited

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,032	$4,870
Restricted cash	137	140
Trade receivables	120	-
Prepaid expenses and other receivables	328	437

Total current assets	1,617	5,447

NON-CURRENT ASSETS:
Property, plant and equipment, net	9,686	10,825
Operating lease right-of-use assets	958	1,200

Total non-current assets	10,644	12,025

Total assets	$12,261	$17,472

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

BALANCE SHEETS

U.S. dollars in thousands (except share data)

	September 30,	December 31,
	2024	2023
LIABILITIES NET OF CAPITAL DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$430	$535
Operating lease liabilities	364	396
Other payables	598	849

Total current liabilities	1,392	1,780

NON-CURRENT LIABILITIES:
Warrants liability	3	96
Loan from others	280	19,368
Non-current operating lease liabilities	583	797

Total non-current liabilities	866	20,261

SHAREHOLDERS’ DEFICIT:
Ordinary shares of no-par value: Authorized: 20,000,000,000 shares at September 30, 2024 and at December 31, 2023; Issued and outstanding 3,411,983,584 shares at September 30, 2024 and 1,857,169,984 shares at December 31, 2023	-	-
Preferred shares, no par value; Authorized: 1,000 shares at September 30, 2024 and 0 shares at December 31, 2023; Issued and outstanding: 1,000 shares at September 30, 2024 and 0 shares at December 31, 2023	5,627	-
Additional paid-in capital	121,425	119,506
Accumulated deficit	(115,309)	(122,335)
Accumulated other comprehensive loss	(1,740)	(1,740)

Total shareholders’ equity (deficit)	10,003	(4,569)

Total liabilities and shareholders’ equity (deficit)	$12,261	$17,472

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	For the Three months ended September 30,		For the Nine months ended September 30,
	2024	2023	2024	2023
	Unaudited

Revenues	$168	-	$452	-
Cost of revenues	(417)	-	(865)	-
Gross loss	(249)	-	(413)

Research and development expenses, net	$(1,407)	$(1,134)	$(4,195)	$(4,583)
Marketing, general and administrative	(764)	(968)	(1,767)	(3,300)

Total operating expenses	(2,171)	(2,102)	(5,962)	(7,883)

Total operating loss	(2,420)	(2,102)	(6,375)	(7,883)

Financial income from loan conversion	14,759	-	14,759	-
Other Financial income, (expenses) net	(1,884)	(5,209)	(1,385)	3,713
Financial income )loss(, net	12,875	(5,209)	13,374	3,713
Net gain (loss)	$10,455	$(3,107)	$7,026	$(4,170)
Net gain (loss) per share attributable to basic ordinary shareholders,	0.0021	(0.002)	0.0026	(0.002)

Weighted average number of shares used for computing basic net loss per share	3,374,265,323	1,876,885,253	2,652,916,244	1,682,990,012

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	For the Three months ended September 30,		For the Nine months ended September 30,
	2024	2023	2024	2023

Net gain (loss)	$10,455	$(3,107)	$7,026	$(4,170)

Other comprehensive income:	-	-	-	-
Foreign currency translation adjustments	-	-	-	267

Total comprehensive gain (loss)	$10,455	$(3,107)	$7,026	$(3,903)

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	loss	deficit	equity

Balance as of January 1, 2024	1,857,169,984	$-	-	$-	$119,506	$(1, 740)	$(122,335)	$(4,569)
Issuance and exercise of warrants, net of issuance costs of $275	1,553,792,800	-			1,441	-	-	1,441
Loan conversion into preferred shares	-	-	1,000	5,627	-	-	-	5,627
Vested RSU’s	1,020,800	-			-	-	-	-
Share-based compensation	-	-			478	-	-	478
Net gain	-	-			-	-	7,026	7,026
Balance as of September 30, 2024	3,411,983,584	-	1,000	$5,627	$121,425	$(1, 740)	$(115,309)	$10,003

	Nine months ended September 30, 2023
	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of January 1, 2023	989,290,784	$-	$116,082	$(2,007)	$(115,835)	$(1,760)

Exercise of warrants	584,015,200	-	801	-	-	801
Vested RSU’s	7,464,800	-	-	-	-	-
Issuance of shares and warrants, net	160,000,000		1,484			1,484
Share-based compensation	-	-	686	-	-	686
Other comprehensive income	-	-	-	267	-	267
Net loss	-	-	-	-	(4,170)	(4,170)

Balance as of September 30, 2023	1,740,770,784	$-	$119,053	$(1,740)	$(120,005)	$(2,692)

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the nine months ended September 30,
	2024	2023

Cash flows from operating activities:

Net gain (loss)	$7,026	$(4,170)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	1,150	430
Financial expense (income) related to loan from others	1,302	(369)
Financial income related to loan conversion	(14,759)	-
Revaluation of warrants	(93)	(3,924)
Share-based compensation	478	686
Increase in trade receivables	(120)	-
Decrease (increase) in other receivables	109	(82)
Changes in operating lease right-of-use assets	246	(14)
Increase in trade payables	(102)	(135)
Changes in operating lease liabilities	(246)	-
Increase (decrease) in other payables	(250)	(579)

Net cash used in operating activities	(5,259)	(8,157)

Cash flows from investing activities:

Purchase of property, plant and equipment	(12)	(403)

Net cash used in investing activities	$(12)	$(403)

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the nine months ended September 30,
	2024	2023

Cash flows from financing activities:

Issuance of shares and warrants	-	1,086
Proceed from exercise of warrants, net	$1,441	-

Net cash provided by financing activities	1,441	1,086

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(11)	(258)

Increase (decrease) in cash, cash equivalents and restricted cash	(3,841)	(7,732)
Cash, cash equivalents and restricted cash at beginning of year	5,010	14,215

Cash, cash equivalents and restricted cash at end of year	$1,169	$6,484

Supplementary disclosure of cash flows activities:
(1) Cash paid during the year for:
Interest	$143	$725

(2) Non-cash transactions:
Issuance of warrants	-	1,345
Loan convert into preferred shares	5,627	-
Exercise of warrants liability into shares	$-	$801

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$1,032	$6,362
Restricted cash	137	122

Cash, cash equivalents and restricted cash	$1,169	$6,484

The accompanying notes are an integral part of the financial statements.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (nanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, the potential of Scinai’s nanoAb program, expected revenues of Scinai’s CDMO business and timing of pre-clinical and clinical studies of the Company’s anti-IL nanoAbs for the treatment of plaque psoriasis and their results. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to; the risk that the Company will otherwise be unable to remain compliant with the continued listing requirements of Nasdaq; lower than anticipated revenues of Scinai’s CDMO business in 2024 and thereafter; failure to sign agreements with other potential clients of the CDMO business; a delay in the commencement and results of pre-clinical and clinical studies, including the Phase 1/2a study for psoriasis, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other nanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of nanoAbs will not be met or that Scinai will not be successful in bringing the nanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for nanoAbs, if any; the risk that our business strategy may not be successful; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.